Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                  July 14, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

     Re:  Filing of Schedule 13D - The Mony Group Inc.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13D with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13D by return e-mail confirmation.


                                                           Sincerely,



                                                           Jeffrey A. Ruiz



Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3) *


                               THE MONY GROUP INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   615337 10 2
                                 (CUSIP Number)

                                 Jeffrey A. Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 8, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------- ---------------- ----------------------------
CUSIP No. 615337 10 2         13D                  Page 1 of 3 Pages
---------------------- ---------------- ----------------------------


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deutsche Bank AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [   ]
     (b)  [   ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)   [  ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany


    NUMBER OF      7.       SOLE VOTING POWER
    SHARES
                               0

  BENEFICIALLY     8.       SHARED VOTING POWER
  OWNED BY
                               0

  EACH REPORTING   9.       SOLE DISPOSITIVE POWER
   PERSON
                               0

      WITH        10.      SHARED DISPOSITIVE POWER

                                       0


 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0

 14.       TYPE OF REPORTING PERSON*

              BK

==============================================================

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank AG ("Deutsche Bank,") hereby amends the Statement on Schedule 13D filed by the Reporting Person on May 18, 2004, relating to the Common Stock, $0.01 par value (the "Shares"), of the MONY Group, Inc., a Delaware corporation (the "Company").
         In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 5.           Interest in Securities of the Issuer.

         In accordance with the terms of an Agreement and Plan of Merger, dated as of September 17, 2003, on July 8, 2004, each of the Reporting Persons received $31.00 in cash for each Share owned by them from AXA Financial, Inc., as well as a dividend of $0.34755 per Share from the Company. As a result, as of July 8, 2004 the Reporting Persons directly and beneficially owned the number of Shares and the percentage of the Shares outstanding in the table below:




                               As of July 8, 2004:
                            Shares         Percentage
    -------------------- -------------- -------------------
    -------------------- -------------- -------------------
    Deutsche Bank            0                0%
    -------------------- -------------- -------------------
    -------------------- -------------- -------------------
    DBSI                     0                0%
    -------------------- -------------- -------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: July 14, 2004

                                Deutsche Bank AG

                                  By:    Jeffrey A. Ruiz
                                  Name:  Jeffrey A. Ruiz
                                  Title: Vice President